Nicole C. Brookshire	Via EDGAR
1 617 937 2357
nbrookshire@cooley.com

April 15, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeff Kauten
Jan Woo
Lisa Etheredge
Robert Littlepage

Re:	Similarweb Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted March 26, 2021
CIK: 0001842731
Ladies and Gentlemen:
On behalf of Similarweb Ltd. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 9, 2021 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1, as confidentially submitted to the Staff on March 26, 2021. The Company is concurrently submitting the amended Registration Statement on Form F-1 (the “Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Registration Statement.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Cooley LLP   500 Boylston Street   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission
April 15, 2021
Page Two
Prospectus Summary, page 1
1.In response to prior comment 1, you state that the company generated in excess of $100,000 ARR from 16 of the Fortune 500 customers out of the 31 customers in December 31, 2020. To provide appropriate context regarding the customers you highlight in the prospectus summary, please provide this information in the filing.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 100 and 112 of the Registration Statement to note that the Company has generated in excess of $100,000 ARR from 16 of the 31 Fortune 500 customers as of December 31, 2020.
Business
Data Collection, page 109
2.We note your response to prior comment 14. Please revise to disclose, as you do in your response, that you do not acquire a significant portion of your data from a single data partner or group of data partners.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 of the Registration Statement to note that the Company does not acquire a significant portion of its data from a single data partner or group of data partners.
Audited Consolidated Financial Statements
2. Summary of significant accounting policies
Revenue recognition, page F-10
3.You disclose on page 143 that you granted Myriad (a related party) a non-exclusive license to your cloud-based solutions. You also disclose on page 21 that it is important that your customers renew or expand their licenses with you. Your revenue recognition policy makes no reference to licenses. Please supplementally describe the circumstances under which you grant licenses to customers (for example, on a standalone basis, in conjunction with a SaaS subscription and/or in connection with a data supply agreement). Please tell us if the licenses you grant are term or perpetual licenses and if you combine licenses with SaaS subscriptions into a single performance obligation. Please also quantify for us any license revenue recognized during the periods presented.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that its cloud-based digital intelligence subscription service is made available to its customers on a software-as-a-service (“SaaS”) basis (the "cloud-based Platform") through a web portal on the Company's website. Through a subscription, customers access via the cloud-based Platform, the content contained in or made available therein. The SaaS subscription service includes a license to access and use the cloud-based Platform on the website during the subscription period. Similar services are provided to all customers, including Myriad. The Company does not grant any perpetual licenses nor deliver any software to the customer's premise.
The Company has revised the disclosure on pages 21 and 147 of the Registration Statement and page F-33 to clarify that the non-exclusive license to our cloud-based solutions is a SaaS subscription.

Cooley LLP   500 Boylston Street   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission
April 15, 2021
Page Three
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Please contact me at (617) 937-2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Or Offer, Similarweb Ltd.
Jason Schwartz, Similarweb Ltd.
David Kaplansky, Similarweb Ltd.
Stephane Levy, Cooley LLP
David Boles, Cooley LLP
David Glatt, Meitar LLP
Marc Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Chaim Friedland, Gornitzky & Co.
Cooley LLP   500 Boylston Street   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com